Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Nature’s Sunshine Products, Inc.’s Registration Statement No. 033-59497 on Form S-8 of our report dated June 28, 2011, with respect to the statements of net assets available for benefits of the Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010, which appears in this Form 11-K.

/s/ Tanner LLC

Salt Lake City, Utah
June 28, 2011